Exhibit 99.2

December 7, 2022

To:

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Financial and Consumer Services Commission, New Brunswick
Office of the Superintendent of Securities, Service Newfoundland & Labrador
Office of the Superintendent of Securities, Northwest Territories
Nova Scotia Securities Commission
Nunavut Securities Office
Ontario Securities Commission
The Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services Division, Prince Edward Island
Autorité des marchés financiers
Financial and Consumer Affairs Authority of Saskatchewan
Office of the Yukon Superintendent of Securities

Re: The Very Good Food Company Inc. (the “Company”)

Notice Pursuant to National Instrument 51-102 – Change of Auditor (“Notice”)

As required by National Instrument 51-102, we have reviewed the information contained in the Notice dated December 7, 2022 given by the Company to ourselves and KPMG LLP.

Based on our knowledge of such information at this date, we agree with the statements set out in the Notice pertaining to our firm. We advise that we have no basis to agree or disagree with the comments in the Notice relating to KPMG LLP.

Yours very truly,

Chartered Professional Accounts

MNP LLP

Suite 2200 MNP Tower, 1021 West Hastings Street, Vancouver B.C., V6E 0C3	1.877.688.8408 T: 604.685.8408 F: 604.685.8594